Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

December 7, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Dougherty
Karina Dorin

Re:	HumanCo Acquisition Corp.
Registration Statement on Form S-1
Registration File No. 333-250630

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of HumanCo Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on December 8, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute approximately 600 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others on December 4, 2020.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Citigroup Global Markets Inc.

By:	/s/ Dane Anderson
	Name:	Dane Anderson
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]